

January 14, 2013

Via E-Mail
Mr. Jerry Drew
Chief Executive Officer
Double Crown Resources, Inc.
2312 N. Green Valley Parkway
Suite 1026
Henderson, NV 89014

> **Re:** **Double Crown Resources, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2011 filed May 18, 2012**
> **Correspondence submitted December 26, 2012**
> **File No. 000-53389**

Dear Mr. Drew:

We have reviewed your filings and response and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 9 – Disputed Liabilities, page F-15

1.   We note your response to prior comment three of our letter dated December 12, 2012. You state in your response that you do not believe payment of the Falco claims is probable; however, you recorded a liability to be "conservative." Please tell us in further detail how you estimated the amount of the liability and how recording this litigation accrual that you believe is not probable is appropriate and in accordance with ASC 450-20-25.

Mr. Jerry Drew
Double Crown Resources, Inc.
January 14, 2013
Page 2

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining